UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 2, 2013

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F ✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No ✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-189157) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated June 6, 2013.

•	Press Release dated June 22, 2013.

•	Press Release dated June 24, 2013.

•	Press Release dated June 26, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	July 2, 2013	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Assistant Corporate Secretary

2

NEWS RELEASE

Enbridge Announces closing of CAD$600 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, June 6, 2013 - Enbridge Inc. (TSX:ENB)(NYSE:ENB) today announced it has closed its previously announced public offering of Cumulative Redeemable Preference shares, Series 3 (the “Series 3 Preferred Shares”) by a syndicate of underwriters led by TD Securities Inc., CIBC, RBC Capital Markets and Scotiabank. Enbridge issued 24 million Series 3 Preferred Shares for gross proceeds of CAD $600 million. The Series 3 Preferred Shares will begin trading on the TSX today under the symbol ENB.PR.Y. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Shuts Line 37 near Cheecham Alberta after Light Synthetic Crude Released

Calgary, Alberta, June 22, 2013 – Enbridge Pipelines (Athabasca) Inc., a subsidiary of Enbridge Inc., (TSX:ENB) (NYSE:ENB) shut down and isolated its Line 37 pipeline north of Cheecham, Alberta, at 5:21 a.m. MDT today after our leak detection system detected a potential release from the line.

Field personnel were immediately mobilized to investigate. Light synthetic oil was discovered on the ground approximately two kilometers north of our Cheecham Terminal, approximately 70 kilometres southeast of Ft McMurray.

Initial estimates place the volume of the release at approximately 750 barrels. We are still investigating the cause, however we believe that unusually heavy rains in the area may have resulted in ground movement on the right-of way that may have impacted the pipeline. As a precaution, all other Enbridge pipelines in the area have been shut down including the Athabasca and Waupisoo pipelines.

Enbridge first responders with equipment are on-site and have installed booms which has contained product at the site and the local water bodies. There have been no reports of harm to wildlife.

An Incident Command System has been initiated that will continue around the clock and responders and support resources have been dispatched from Fort McMurray, Lac La Biche, Edmonton, Hardisty, Alberta and Kerrobert, Saskatchewan.

Line 37 was constructed in 2006 and is a 12-inch diameter pipeline that is 17-kilometers long and connects facilities in the Long Lake area to Cheecham and is part of Enbridge’s Athabasca system.

Enbridge notified the Alberta Energy Regulator and are working with them, including Alberta Environment, government officials and local aboriginal communities. Enbridge will work with regulators and our community partners to insure this situation is resolved safely and as quickly as possible.

For more information on Enbridge’s regional pipeline systems,

visit http://enbridge.com/MediaCentre/News/regionaloilsandsAAG.aspx

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs approximately 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Glen Whelan Media 403-827-4637 (888) 992-0997 Email: glen.whelan@enbridge.com	Jody Balko Investment Community 403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Returns Line 19 South of Cheecham to Service; Provides Update on Line 37 Response

Calgary, Alberta, June 24, 2013 – Enbridge Pipelines (Athabasca) Inc., a subsidiary of Enbridge Inc., (TSX:ENB) (NYSE:ENB) has confirmed the return to service of the Athabasca Pipeline (Line 19) between Cheecham and Hardisty. Enbridge is making every effort to ensure the effective and efficient clean up of the release on Line 37, and in parallel to assess the existing pipelines that remain shut down and mitigate any risk to determine when they may be restarted.

Enbridge shut down and isolated its Line 37 pipeline north of Cheecham, Alberta, at 5:21 a.m. MDT Saturday, June 22, 2013 after the Company’s leak detection system detected a potential release from the line. Initial estimates place the volume of the release at approximately 750 barrels.

While the cause of the leak has not yet been confirmed, unusually heavy rainfall in the region is believed to have resulted in ground movement on the right-of way that may have impacted the pipeline. As a precaution, all other Enbridge pipelines in the area were shut down including the Athabasca and Waupisoo pipelines.

“In responding to the failure of Enbridge’s 12-inch diameter Long Lake Lateral pipeline in northern Alberta, Enbridge’s first priority is to ensure the safety of our response crews and to contain and clean up the released synthetic light crude oil with minimal environmental impact,” said Stephen J. Wuori, President, Liquids Pipelines and Major Projects. “Various other lines within our oil sands regional system have also been shut down temporarily on a precautionary basis while geotechnical assessments are conducted on the potential for other damage. Our second priority is to complete the assessments as quickly as can be safely accomplished, and to restore service on these lines in order to minimize impacts to our customers.

“The southern portion of the Athabasca Pipeline system was safely restarted at 11 p.m. (MDT) June 23 and operations between Cheecham and Hardisty have been restored. The line segment north of Cheecham remains shut down until Enbridge can ensure its safe restart,” said Mr. Wuori.

The Waupisoo Pipeline from Cheecham to Edmonton is undergoing an assessment today and may be cleared for restart as early as tomorrow. The remaining lines into Cheecham, other than the damaged Long Lake lateral, are undergoing geotechnical assessments and we are hopeful they may be returned to service over the next several days when these assessments are completed. Given extremely wet conditions, an extended period may be required to repair the Long Lake lateral, and other options to support the Long Lake project’s requirements are being evaluated.

Approximately 75 personnel are expected on site today. The release occurred in a remote area accessible by helicopter and all-terrain vehicles. Enbridge is using rig mats to allow access to the site by vacuum trucks and skimmers, which will be used to remove product from the area.

Enbridge first responders with equipment are on-site and have installed booms which have contained product at the site and the local water bodies. There have been no reports of harm to wildlife. Wildlife deterrents have been deployed and the area is being fenced to prevent wildlife incursion.

An Incident Command System has been initiated that will continue around the clock and responders and support resources have been dispatched from Fort McMurray, Lac La Biche, Edmonton, Hardisty, Alberta and Kerrobert, Saskatchewan.

Line 37 was constructed in 2006 and is a 12-inch diameter pipeline that is 17-kilometers long and connects facilities in the Long Lake area to Cheecham and is part of Enbridge’s Athabasca system.

Enbridge notified the Alberta Energy Regulator and is working with them, including Alberta Environment, government officials and local aboriginal communities. Enbridge will work with regulators and our community partners to ensure this situation is resolved safely and as quickly as possible.

For more information on Enbridge’s regional pipeline systems,

visit http://enbridge.com/MediaCentre/News/regionaloilsandsAAG.aspx

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs approximately 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Glen Whelan Media 403-508-6563 (888) 992-0997 Email: glen.whelan@enbridge.com	Jody Balko Investment Community 403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Updates Regional Oil Sands System Status

Calgary, Alberta, June 26, 2013 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today confirmed the return to service of the Waupisoo Pipeline (Line 18) between its Cheecham Terminal and Edmonton and provided a further update on the latest status of its Regional Oil Sands System following the release from Line 37 pipeline on June 22nd.

The release on Line 37, which connects the Long Lake Oil sands project to Enbridge’s Cheecham Terminal, is believed to have resulted from ground movement on the right-of-way as a result of recent unprecedented precipitation levels which exceeded a 1 in 100 year event. Enbridge shut down all pipelines in the area as a precaution. The southern segment of the Athabasca Pipeline (Line 19) between Cheecham and Hardisty was subsequently returned to service on June 23rd and on June 25th, the Alberta Energy Regulator approved the restart of the Waupisoo Pipeline between Cheecham and Edmonton. However, the Athabasca and Wood Buffalo pipelines between Fort McMurray and Cheecham and Line 37 remain shut down as Enbridge completes data gathering and engineering analysis of the lines.

A geothechnical analysis of the pipelines in the vicinity of Line 37 will need to completed and excavation and inspections undertaken, before these lines can safely be restarted. Heavy equipment and crews have been mobilized to the site to augment resources, but extremely wet working conditions continue to pose challenges to response efforts.

With the Waupisoo Pipeline and the southern segment of the Athabasca Pipeline back in service, Enbridge will be able to continue to transport production from the Surmont, Christina Lake and Leismer oil sands projects.

“Given the unprecedented precipitation levels affecting the area, we are going to undertake further work at the Line 37 incident location to ensure we can safely restart the other lines in the right of way,” said Stephen J. Wuori, President, Liquids Pipelines and Major Projects, Enbridge. “Our priorities remain the safety of our response crews and minimizing risk to the environment, while completing the required work as quickly as can be safely accomplished in order to minimize impacts to our customers.”

During the period when the other lines adjacent to Line 37 remain shut down, the loss of revenue to Enbridge’s Regional and Mainline systems will have an estimated earnings impact of $1 million per day. A reliable estimate of the time required will not be available until further progress with excavation and inspection has been achieved.

The cost of containing and cleaning up the light oil released from the Long Lake lateral failure has not yet been estimated. Enbridge carries liability insurance for sudden and accidental pollution events and expects to be reimbursed for its covered costs, which is subject to a $10 million deductible.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs approximately 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Glen Whelan Media 403-508-6563 (888) 992-0997 Email: glen.whelan@enbridge.com	Jody Balko Investment Community 403) 231-5720 Email: jody.balko@enbridge.com